

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Ofer Vicus
Chief Executive Officer and Director
ADURO CLEAN TECHNOLOGIES INC.
542 Newbold St.
London, Ontario N6E 2S5, Canada

Re: ADURO CLEAN TECHNOLOGIES INC.
  Draft Registration Statement on Form F-1
  Submitted April 25, 2024
  CIK No. 0001863934

Dear Ofer Vicus:

Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your draft registration statement fails to include a signed audit report.

We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andrew Stewart